                                                            Exhibit (a)(5)(xvii)

                BAIRNCO CORPORATION ENTERS INTO DEFINITIVE MERGER
                        AGREEMENT WITH STEEL PARTNERS II

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LAKE MARY,  FLORIDA - FEBRUARY 23, 2007 - Bairnco  Corporation  (NYSE: BZ) today announced that it has signed a definitive  merger agreement to be acquired by BZ
Acquisition  Corp.,  an affiliate of Steel  Partners II, L.P.  ("Steel  Partners
II").

Under  the  terms of the  agreement,  which  has been  unanimously  approved  by
Bairnco's  Board of Directors,  BZ  Acquisition  will amend its existing  tender offer for Bairnco to acquire all of the outstanding  common shares of Bairnco at an increased price of $13.50 per share in cash. In addition, all shareholders of record on March 5, 2007 will  continue to be  entitled  to receive the  declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share.  This represents a premium of 37% to the closing price of Bairnco's stock on the day prior to Steel Partners' launch of its original tender offer.

"Bairnco is a terrific  company with  substantial  momentum and a bright future, and we are  pleased  that we have been able to reach this  agreement  with Steel
Partners  II,"  said  Bairnco  Chairman  and  Chief  Executive  Officer  Luke E.
Fichthorn  III. "Our  fundamental  goal has always been to maximize  shareholder value and we believe we have accomplished that through this agreement with Steel
Partners II."

Fichthorn  continued,  "The  value  created  by  this  transaction  is  a  clear reflection of the hard work and dedication of our employees,  who have continued
to execute on our strategic plan and have consistently provided our clients with superb  service and products.  With Steel  Partners  II's  support,  Bairnco can continue to build on its strong platform and reach its full potential."

Warren G.  Lichtenstein,  managing  member of Steel  Partners II, said,  "We are pleased to have  negotiated an agreement  with Bairnco that we believe is in the best interest of all shareholders. We have been involved with Bairnco for almost ten years.  This  acquisition  is  consistent  with our desire to  increase  our
ownership  and  long-term   capital   investment  in  successful   manufacturing
operations. We look forward to consummating this transaction promptly."

Steel Partners II has agreed to withdraw its consent solicitation.

Completion of the tender offer is subject to customary conditions, including the valid tender of  sufficient  shares,  which,  when added to shares then owned by
Steel  Partners  II and its  affiliates,  constitute  more than 50% of the total number of  outstanding  shares on a fully diluted  basis.  There is no financing condition.

Following the completion of the tender offer,  subject to customary  conditions,
BZ  Acquisition  will merge with and into Bairnco,  pursuant to which each share not  tendered  into the tender offer will be  converted  automatically  into the right to receive $13.50 in cash.

The tender  offer  could  close as early as March 16,  2007.  If BZ  Acquisition acquires  sufficient shares in the tender offer that,  together with shares then owned by Steel  Partners II and its  affiliates,  represent more than 90% of the outstanding shares of the Company, the back-end merger will close promptly after the completion of the tender offer,  without  obtaining a shareholder  vote. If, following  the  completion  of the  tender  offer,  Steel  Partners  II and  its affiliates  own more than 50% of the shares of the  Company  on a fully  diluted basis but less than 90% of the outstanding  shares,  the back-end merger,  which would be subject to approval by Bairnco  stockholders  (including Steel Partners
II and its affiliates), would be expected to close in the first half of 2007.

Lazard  Freres & Co. LLC acted as financial  advisors to Bairnco and Debevoise &
Plimpton  LLP  acted  as  legal  advisors  to  Bairnco.  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP acted as legal counsel to Steel Partners II.

Bairnco  filed a  Solicitation/Recommendation  Statement  on Schedule  14D-9 (as
amended  from  time to time,  the  "Schedule  14D-9")  with the  Securities  and
Exchange  Commission  ("SEC") on July 6, 2006,  regarding  Steel  Partners  II's unsolicited tender offer for all the outstanding shares of Stock of Bairnco (the
"Offer").    Bairnco   will   file   as   promptly   as   possible   a   revised
Solicitation/Recommendation  Statement on Schedule 14D-9 with the SEC. Bairnco's stockholders  should  read the  Schedule  14D-9  (including  any  amendments  or supplements  thereto)  because these  documents  contain  important  information relating to the Offer and the related Merger Agreement.

On June 22, 2006,  Steel Partners II filed with the SEC a Tender Offer Statement for the purchase of all  outstanding  shares of Bairnco at $12.00 per share.  On
February 2, 2007, Steel Partners II filed a first supplement to the Tender Offer
Statement  increasing  its offer to $13.35 per  share.  Steel  Partners  II will shortly  file a second  supplement  to the Tender Offer  Statement  amending its
Offer.  Bairnco's stockholders should read the Tender Offer Statement (including
any  amendments  or  supplements   thereto)   because  it  contains   additional
information  important  to the  stockholders'  interests  in the  Offer  and the related Merger Agreement.

The Schedule 14D-9,  the Tender Offer Statement and other public filings made by
Bairnco and Steel  Partners II with the SEC are available  free of charge at the
SEC's  website at  www.sec.gov.  Bairnco will provide a copy of these  materials free of charge at its website at www.bairnco.com

ADDITIONAL INFORMATION ABOUT BAIRNCO
Bairnco  Corporation  is a diversified  multinational  company that operates two distinct businesses - Arlon (Electronic Materials and Coated Materials segments)
and  Kasco  (Replacement  Products  and  Services  segment).  Arlon's  principal products  include  high  technology  materials  for the  printed  circuit  board industry,  cast and calendered vinyl film systems,  custom-engineered  laminates and special silicone rubber compounds and components. Kasco's principal products include  replacement band saw blades for cutting meat, fish, wood and metal, and on site  maintenance  primarily  in the meat and deli  departments.  Kasco  also distributes equipment to the food industry in France.

ADDITIONAL  INFORMATION  ABOUT STEEL  PARTNERS II Steel Partners II is a private investment partnership.

CONTACTS:
Kenneth L. Bayne, Bairnco Corporation
Telephone: (407) 875-2222, ext. 227

Kim Levy or Shannon Provost, Sard Verbinnen & Co
Telephone: (212) 687-8080

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